Exhibit 99.1

Brussels, March 25, 2011

Dear Madam, Dear Sir,

The Board of Directors of Delhaize Group SA (the “Company”) cordially invites you to attend the extraordinary general meeting of shareholders of the Company that will be held on April 27, 2011, at 3.00 p.m. C.E.T. at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium. The agenda of the meeting is set forth below.

We request that all persons attending the meeting arrive by 2.45 p.m. (C.E.T.) in order to timely complete the registration formalities.

Shareholders representing at least 50% of the share capital of the Company must attend the extraordinary general meeting on April 27, 2011 to allow the shareholders to consider and vote upon items 1 to 13 set forth below. If this quorum requirement is not satisfied, as it was the case in previous years, you will receive a notice to attend an ordinary and extraordinary general meeting of shareholders to be held on May 26, 2011 at 3.00 p.m. C.E.T. at the same location during which the agenda items will be re-proposed along with ordinary general meeting agenda items, without any quorum requirement.

AGENDA

1.	Amendment to the article 9 of the articles of association of the Company.

Proposed resolution: replace the third indent of article 9 of the articles of association with the following text:

“On April 27, 2011, the extraordinary general meeting authorized the board of directors to acquire up to ten percent of the outstanding shares of the company at a minimum unit price of one Euro and at a maximum unit price not higher than twenty percent above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of five years as from the date of the extraordinary general meeting of April 27, 2011 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.”

2.	Amendment to the article 19 of the articles of association of the Company.

Proposed resolution: replace the second indent of article 19 of the articles of association with the following text:

“The board of directors creates within the board an audit committee and a remuneration and nomination committee vested with the authority provided for by legal provisions in force in respect of an audit committee and a remuneration committee, respectively, and with such additional authority as may be determined by the board of directors.”

Delhaize Group SA/NV – Corporate Support Office – 40, Square Marie Curie – 1070 Brussels – Belgium

Tel: +32 (02) 412 22 11 – Fax: +32 (0)2 412 22 22 – http://www.delhaizegroup.com

Delhaize Group SA/NV – Registered Office – 53, rue Osseghemstraat – 1080 Brussels – Belgium

RPR/RPM 0402.206.045 (Brussels)

Bank Account Fortis : 210-0000021-73, IBAN BE 27 2100 0000 2173, BIC (SWIFT) GEBABEBB

3.	Amendment to the article 29 of the articles of association of the Company.

Proposed resolution: move the fourth indent of article 29 of the articles of association to the end of the third indent of this article, and add a new indent in this article with the following text, immediately before the last indent thereof:

“One or more shareholders holding together at least 3 per cent of the share capital can request to put an item on the agenda of any shareholders meeting and table resolution proposals for items included or to be included on the agenda of a shareholders meeting, in compliance with legal provisions in force.”

4.	Amendment to the article 30 of the articles of association of the Company.

Proposed resolution: replace the third indent of article 30 of the articles of association with the following text:

“A copy of the documents that must be made available to registered shareholders is sent to them along with the convening notice. As from the date of the publication of this notice, all shareholders are entitled to obtain a copy of these documents free of charge, in accordance with legal provisions in force.”

5.	Amendment to the article 31 of the articles of association of the Company.

Proposed resolution: rename the title of article 31 of the articles of association into “Attendance Formalities” and replace this article with the following text:

“The rights of a shareholder to attend the shareholders meeting and to vote shares are subject to the registration of these shares in the name of this shareholder at midnight (European Central Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of bearer shares to a financial intermediary.

Shareholders must notify the company (or the person designated by the company for this purpose) of their intent to participate in the shareholders meeting, no later than six days before the date of the meeting.

The holders of bonds or subscription rights may attend the shareholders meeting with consultative vote if they have complied with the attendance formalities applicable to the shareholders.”

6.	Amendment to the article 32 of the articles of association of the Company.

Proposed resolution: replace the article 32 of the articles of association with the following text:

“All holders of securities entitled to vote may be represented by one or more proxy holders at the shareholders meeting, in compliance with legal provisions in force.

However, under age persons, certified persons, civil companies and commercial companies may be represented by their legal representatives or statutory bodies that, in turn, may be represented by one or more proxy holders, in compliance with legal provisions in force. Spouses are entitled to represent each other.

The board of directors may approve the form of the proxies. Proxies must be received by the company no later than six days before the date of the meeting.”

7.	Amendment to article 33 of the articles of association of the Company.

Proposed resolution: replace the second, third and fourth indents of the article 33 of the articles of association with the following text:

“The chairman appoints the secretary. The shareholders meeting may appoint two or more observers.”

8.	Amendment to the article 34 of the articles of association of the Company.

Proposed resolution: replace the second and third indents of the article 34 of the articles of association with the following text:

“The decision to adjourn a meeting cancels all decisions taken and the shareholders are reconvened within five weeks with the same agenda.

Formalities and proxies accomplished or delivered to the company in compliance with articles 31 and 32 for the purpose of the first meeting will not be valid for the second meeting. The board of directors will set a new record date for the second meeting for the purpose of article 31. The shareholders whose shares are registered in their name on this new record date will be entitled to attend the second meeting and to vote these shares upon satisfaction of the attendance formalities for the second meeting referred to in article 31.”

9.	Amendment to the article 36 of the articles of association of the Company.

Proposed resolution: replace the fifth and sixth indents of the article 36 of the articles of association with the following text:

“If permitted by the convening notice, the shareholders who have complied with the attendance formalities referred to in article 31 can participate in the shareholders meeting by electronic means upon satisfaction of the conditions and formalities set out in the convening notice. This notice will provide indications as to the means used by the company to identify the shareholders participating by electronic means and whether they can take part to the deliberations of the shareholders meeting and/or ask questions.

The shareholders who have complied with the attendance formalities referred to in article 31 can vote remotely at any shareholders meeting by completing a form provided by the company, either by correspondence or, if permitted by the convening notice, by electronic means. Shares will be taken into account for the vote and the computation of the quorum only if the form provided by the company has been duly completed and returned to it no later than six days before the date of the meeting. Where the convening notice permits shareholders to vote remotely by electronic means, this notice will provide indications as to the means used by the company to identify the shareholders voting remotely.

An attendance list, which indicates the name of each shareholder and the number of shares registered for voting, is signed by each shareholder or its proxy holder before the meeting starts.”

10.	Amendment to the article 38 of the articles of association of the Company.

Proposed resolution: rename the title of article 38 of the articles of association into “Accounting year” and remove the second, third, fourth and fifth indents of this article.

11.	Amendment to the article 39 of the articles of association of the Company.

Proposed resolution: remove the third indent of the article 39 of the articles of association and replace the second indent of this provision with the following text:

“Directors and auditors answer the questions asked by shareholders, in compliance with legal provisions in force.”

12.	Removal of the article 47 of the articles of association of the Company.

Proposed resolution: remove the article 47 of the articles of association.

13.	Amendment to the provisional measure of the articles of association of the Company.

Proposed resolution: replace the provisional measure set out at the end of the articles of association with the following text:

“The amendments to articles 9, 19, 33, 38, 39 and 47 and to the provisional measure of these articles of association, as approved by the extraordinary shareholders meeting held on April 27, 2011, enter into force as of that date. The amendments to articles 29, 30, 31, 32, 34 and 36 of these articles of association, as approved by such extraordinary shareholders meeting, will enter into force on the ultimate date by which the articles of association of the Company must be amended pursuant to the Belgian law implementing Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies, as such date will be set by such law.”

14.	Powers to implement the shareholders resolutions.

Proposed resolution: approve the following resolution:

“The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions taken by the extraordinary general meeting, to co-ordinate the text of the articles of association as a result of the abovementioned amendments, and to carry out all necessary or useful formalities to that effect.”

ATTENDANCE FORMALITIES

Pursuant to Articles 31 and 32 of the articles of association, holders of securities must comply with the following formalities in order to attend the extraordinary general meeting on April 27, 2011:

(i)	Owners of registered shares must return to the Board of Directors of the Company (c/o Mr. Pierre-François Leybaert (tel: +32 2 412 21 21), Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium) by April 20, 2011 (close of business C.E.T.) the signed original of the enclosed attendance form evidencing their intent to attend the meeting.

(ii)	Owners of bearer shares must deposit their shares by April 20, 2011 (3:00 p.m. C.E.T.) either at the registered office of the Company (Delhaize Group SA, Rue Osseghemstraat 53, 1080 Brussels, Belgium) or with a branch of ING Belgium. ING Belgium will then certify to the Company that bearer shares deposited with it will remain blocked through and including the date of the meeting.

(iii)	Owners of dematerialized shares must provide notice of their intent to exercise their rights at the meeting to a branch of ING Belgium by April 20, 2011 (3:00 p.m. C.E.T.). ING Belgium will then certify to the Company that these shares will remain blocked through and including the date of the meeting.

(iv)	Owners of securities are permitted to be represented by proxy holders at the general meeting. You will find attached the proxy in the form approved by the Company and which must be used to be represented at the extraordinary general meeting. Owners of bearer or dematerialized securities must return their signed original proxies by April 20, 2011 either to the Company (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, Square Marie Curie 40, 1070 Brussels, Belgium) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by April 20, 2011. In each case, proxies may also be sent by fax to +32 2 412 85 68 by April 20, 2011, provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

(v)	Shareholders can vote by correspondence. You will find attached the form approved by the Company and which must be used to vote by correspondence at the extraordinary general meeting. The signed original of the form for voting by correspondence must reach the Company (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium) by April 20, 2011. The owner of bearer or dematerialized shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described respectively in items (ii) and (iii) above.

(vi)	Holders of bonds or warrants issued by the Company may attend the meeting in an advisory capacity as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the general meeting, individuals holding securities and proxy holders must prove their identity, and representatives of legal entities must hand over documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

You will find attached an information statement providing additional information on the items of the agenda and a comparison of the current version of the articles of association with the amended version as proposed to the meeting.

Yours sincerely,

/s/ Georges Jacobs de Hagen
Georges Jacobs de Hagen
Chairman of the Board of Directors

P.S.:	If you wish to attend the extraordinary general meeting, please return the enclosed attendance form duly completed.

Enclosures:

1.	Attendance form.

2.	Proxy in the form approved by the Company.

3.	Form approved by the Company for voting by correspondence.

4.	Information statement providing additional information on the agenda items.

5.	Comparison of the current version of the articles of association with the amended version as proposed to the extraordinary general meeting.

Annex 1 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:
Family name	:
Address	:

or
Corporate name	:
Form of corporation	:
Registered office	:
hereby represented by (first name, family name and capacity) :

holder of                      registered shares of Delhaize Group SA, with registered office at 1080 Brussels, rue Osseghem 53, registered with the Register of legal entities under number 0402.206.045, hereby notify his/her/its intent to attend the extraordinary general meeting of Delhaize Group that will take place on Wednesday April 27, 2011 at 3:00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium.

Signature:
Name:
Date:

Annex 2 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Address	:

:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by 1 (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned,

hereby grants special powers to

in order to be represented at the extraordinary general meeting of Delhaize Group that will take place on April 27, 2011 at 3.00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium, and vote on his/her/its behalf on all the items of the agenda in accordance with the following voting instructions.

./..

[1]	This information must be provided, except where the represented shareholder is an individual who executes this proxy him/herself.

VOTING INSTRUCTION:2

Vote on proposed resolution 1 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 8 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 2 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 9 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 3 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 10 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 4 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 11 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 5 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 12 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 6 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 13 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 7 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 14 • vote in favor ( ) • vote against ( ) • abstain ( )

If the undersigned did not provide a voting instruction with respect to any proposed resolution, then:

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

In addition, the proxy holder will be entitled to:

(i)	participate in all discussions at the meeting and vote, amend or reject any proposed resolution of the agenda on behalf of the undersigned; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Owners of bearer or dematerialized securities must return their signed original proxies by April 20, 2011 either to Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) or to a branch of ING Belgium. Owners of registered securities must return their signed original proxies to the Company (at the above address) by April 20, 2011. In each case, proxies may also be sent by fax to +32 2 412 85 68 by April 20, 2011, provided that the signed original of such proxies be handed over to the Company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the Company not acknowledging the powers of the proxy holder.

This proxy is irrevocable. Holders of shares who granted a proxy may still attend the general meeting but will not be permitted to vote in person.

Signature:
Name:
Capacity:
Date:

[2]	Please mark your selection.

Annex 3 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

VOTE BY CORRESPONDENCE

The undersigned:

First name	:
Family name	:
Address	:
:
or
Corporate name	:
Form of corporation	:
Registered office	:

holder of                      shares of Delhaize Group SA, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of legal entities under number 0402.206.045 (“Delhaize Group”), hereby represented by 3 (family name, first name and capacity)

who/which hereby declares and warrants to Delhaize Group to have full authority to execute this form on behalf of the undersigned,

hereby declares to vote as selected below with respect to the items of the agenda of the extraordinary general meeting of Delhaize Group that will take place on April 27, 2011 at 3.00 p.m. (C.E.T.) at the Corporate Support Office of Delhaize Group, square Marie Curie 40 in 1070 Brussels, Belgium.

./..

[3]	This information must be provided, except where the voting shareholder is an individual who executes this document him/herself.

VOTE SELECTION:4

Vote on proposed resolution 1 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 8 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 2 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 9 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 3 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 10 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 4 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 11 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 5 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 12 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 6 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 13 • vote in favor ( ) • vote against ( ) • abstain ( )
Vote on proposed resolution 7 • vote in favor ( ) • vote against ( ) • abstain ( )	Vote on proposed resolution 14 • vote in favor ( ) • vote against ( ) • abstain ( )

The signed original of this document must reach Delhaize Group (c/o Mr. Pierre-François Leybaert, Delhaize Group SA, square Marie Curie 40, 1070 Brussels, Belgium; tel: +32 2 412 21 21) by April 20, 2011. The owner of bearer or dematerialized shares who intends to vote by correspondence must also comply with the deposit or immobilization formalities described in the notice of the general meeting.

A vote by correspondence is irrevocable. Holders of shares who voted by correspondence may still attend the general meeting but will not be permitted to vote in person or by proxy.

Signature:
Name:
Capacity:
Date:

[4]	Please mark your selection. If the voting shareholder did not select a vote with respect to any item of the agenda, then the voting shareholder will be deemed to have voted in favor of such item.

Annex 5 to Exhibit 99.1

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Comparison of the current version of the Articles of Association (translated)

with the amended version as proposed to the extraordinary general meeting that will be held on April 27, 2011

ARTICLE 9 – ACQUISITION, PLEDGE AND TRANSFER OF OWN SHARES

Current version of article 9 of the articles of association:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

On May 28, 2009, the extraordinary general meeting authorized the board of directors to acquire up to ten percent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1) and at a maximum unit price not higher than twenty percent (20%) above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of two (2) years as from the date of the extraordinary general meeting of May 28, 2009 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.

If the proposal is approved, article 9 of the articles of association will read as follows:

The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries, and are renewable in compliance with legal provisions in force.

On April 27, 2011, the extraordinary general meeting authorized the board of directors to acquire up to ten percent of the outstanding shares of the company at a minimum unit price of one Euro and at a maximum unit price not higher than twenty percent above the highest closing stock market price of the company’s shares on Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of five years as from the date of the extraordinary general meeting of April 27, 2011 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries.

ARTICLE NINETEEN – POWERS OF THE BOARD

Current version of article 19 of the articles of association:

The board of directors is vested with the broadest powers to accomplish all necessary or useful acts in order to achieve the corporate purpose of the company. It is empowered to carry out any act that is not reserved by law to the shareholders’ meeting. It is notably empowered to conclude any loan by means of credit or otherwise, even by issuance of bonds, provided that they are neither convertible nor with a subscription right attached, unless expressly authorized to do so by the shareholders’ meeting in compliance with legal provisions in force.

The board of directors creates within the board an audit committee vested with the authority to permanently monitor the tasks performed by the statutory auditor and to perform such additional functions as may be provided for by the board of directors.

The board of directors may create other committees vested with such authority as the board of directors will determine.

If the proposal is approved, article 19 of the articles of association will read as follows:

The board of directors is vested with the broadest powers to accomplish all necessary or useful acts in order to achieve the corporate purpose of the company. It is empowered to carry out any act that is not reserved by law to the shareholders’ meeting. It is notably empowered to conclude any loan by means of credit or otherwise, even by issuance of bonds, provided that they are neither convertible nor with a subscription right attached, unless expressly authorized to do so by the shareholders’ meeting in compliance with legal provisions in force.

The board of directors creates within the board an audit committee and a remuneration and nomination committee vested with the authority provided for by legal provisions in force in respect of an audit committee and a remuneration committee, respectively, and with such additional authority as may be determined by the board of directors.

The board of directors may create other committees vested with such authority as the board of directors will determine.

ARTICLE TWENTY-NINE – MEETING

Current version of article 29 of the articles of association:

The ordinary shareholders meeting automatically takes place on the fourth Thursday of May at 3:00 p.m.

If that date is not a business day, the meeting takes place on the preceding or following business day.

An extraordinary or special meeting may be convened each time it is in the company’s interest. It must be convened at the request of shareholders holding together one fifth of the share capital.

In the latter case, the shareholders indicate in their request the items to be included in the agenda, and the board of directors or the auditors must convene a shareholders meeting within six weeks as from the request.

Shareholders meetings will take place in one of the districts of the city of Brussels at the location indicated in the notice.

If the proposal is approved, article 29 of the articles of association will read as follows:

The ordinary shareholders meeting automatically takes place on the fourth Thursday of May at 3:00 p.m.

If that date is not a business day, the meeting takes place on the preceding or following business day.

An extraordinary or special meeting may be convened each time it is in the company’s interest. It must be convened at the request of shareholders holding together one fifth of the share capital. In the latter case, the shareholders indicate in their request the items to be included in the agenda, and the board of directors or the auditors must convene a shareholders meeting within six weeks as from the request.

One or more shareholders holding together at least 3 per cent of the share capital can request to put an item on the agenda of any shareholders meeting and table resolution proposals for items included or to be included on the agenda of a shareholders meeting, in compliance with legal provisions in force.

Shareholders meetings will take place in one of the districts of the city of Brussels at the location indicated in the notice.

ARTICLE THIRTY – NOTICE

Current version of article 30 of the articles of association:

The shareholders meeting is held on notice of the board of directors or the auditors.

The notice contains the agenda and complies with the formal requirements and the timing imposed by legal provisions in force. Notices of shareholders meetings decided by the board of directors may validly be signed on its behalf by one of the persons in charge of the day-to-day management.

The notices of the ordinary shareholders meetings must include the following agenda items: discussion on the management and auditors reports, discussion on the annual accounts, discharge of liability of directors and auditors, re-election and replacement of outgoing or missing directors and auditors.

If the proposal is approved, article 30 of the articles of association will read as follows:

The shareholders meeting is held on notice of the board of directors or the auditors.

The notice contains the agenda and complies with the formal requirements and the timing imposed by legal provisions in force. Notices of shareholders meetings decided by the board of directors may validly be signed on its behalf by one of the persons in charge of the day-to-day management.

A copy of the documents that must be made available to registered shareholders is sent to them along with the convening notice. As from the date of the publication of this notice, all shareholders are entitled to obtain a copy of these documents free of charge, in accordance with legal provisions in force.

ARTICLE THIRTY-ONE – ATTENDANCE NOTICE AND DEPOSIT OF SECURITIES – NOTICE

Current version of article 31 of the articles of association:

ARTICLE THIRTY-ONE – ATTENDANCE NOTICE AND

DEPOSIT OF SECURITIES

In order to be admitted to shareholders meeting, holders of registered securities must notify their intent to exercise their rights at the meeting to the board of directors no later than four business days prior to such meeting.

Holders of dematerialized securities must provide notice of their intent to exercise their rights at the meeting to one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice and pursuant to the modalities set forth in such notice, no later than four business days prior to such meeting. Within the same timeframe, one of the financial institutions indicated in the notice to the meeting or any institution specified in such notice will communicate to the company a certificate which certifies the blocking of the shares until, and including, the date of the shareholders meeting.

Holders of bearer securities must deposit their securities at the registered offices of the company within the same timeframe. Unless the body convening the shareholders meeting decides otherwise and indicates so in the notice, the deposit of securities at the

If the proposal is approved, article 31 of the articles of association will read as follows:

ARTICLE THIRTY-ONE – ATTENDANCE FORMALITIES

The rights of a shareholder to attend the shareholders meeting and to vote shares are subject to the registration of these shares in the name of this shareholder at midnight (European Central Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution, or by delivery of bearer shares to a financial intermediary.

Shareholders must notify the company (or the person designated by the company for this purpose) of their intent to participate in the shareholders meeting, no later than six days before the date of the meeting.

The holders of bonds or subscription rights may attend the shareholders meeting with consultative vote if they have complied with the attendance formalities applicable to the shareholders.

registered offices may be replaced by the communication to the company, within the same timeframe, of a certificate of one of the financial institutions indicated in the notice, which certifies the blocking of the shares until, and including, the date of the shareholders meeting.

The holders of bonds may attend the meeting with consultative vote if they have deposited their securities in accordance with this article.

ARTICLE THIRTY-TWO – REPRESENTATION

Current version of article 32 of the articles of association:

All holders of securities entitled to vote may be represented by a proxy holder at the shareholders meeting.

However, under age persons, certified persons, civil companies and commercial companies may be represented by their legal or statutory bodies that, in turn, may be represented by a proxy holder. Spouses are entitled to represent each other.

The board of directors may approve the form of the proxies. They must be deposited at the location indicated in the notice no later than four business days before the meeting. Proxies may also be sent by telecopy at the number indicated in the notice, no later than four business days before the meeting, provided that the executed original of such proxies be handed over to the office of the shareholders meeting at the latest at the beginning of such meeting. Failing that, the company will not acknowledge the powers of the proxy holder.

If the proposal is approved, article 32 of the articles of association will read as follows:

All holders of securities entitled to vote may be represented by one or more proxy holders at the shareholders meeting, in compliance with legal provisions in force.

However, under age persons, certified persons, civil companies and commercial companies may be represented by their legal representatives or statutory bodies that, in turn, may be represented by one or more proxy holders, in compliance with legal provisions in force. Spouses are entitled to represent each other.

The board of directors may approve the form of the proxies. Proxies must be received by the company no later than six days before the date of the meeting.

ARTICLE THIRTY-THREE – OFFICE

Current version of article 33 of the articles of association:

All shareholders meetings are chaired by the chairman of the board of directors or, should he not attend, by the vice-chairman if a vice-chairman has been elected, or by a managing director or, in absence of the latter, by the eldest accepting attending director.

The chairman appoints the secretary.

The meeting appoints two observers.

The attending directors complete the office.

If the proposal is approved, article 33 of the articles of association will read as follows:

All shareholders meetings are chaired by the chairman of the board of directors or, should he not attend, by the vice-chairman if a vice-chairman has been elected, or by a managing director or, in absence of the latter, by the eldest accepting attending director.

The chairman appoints the secretary. The shareholders meeting may appoint two or more observers.

ARTICLE THIRTY-FOUR – ADJOURNMENT

Current version of article 34 of the articles of association:

The board of directors is allowed to adjourn any ordinary or other shareholders meeting in the course of such meeting. The decision of the board of directors must not be motivated.

The decision to adjourn a meeting cancels all decisions taken and the shareholders are reconvened within three weeks with the same agenda.

Formalities accomplished in compliance with article 31 in order to attend the first shareholders meeting remain valid for the second meeting. In addition, new deposits of bearer securities and new communications of blocking certificates of bearer securities, as well as new attendance notices made by registered shareholders, are allowed for the purpose of the second meeting within the timeframe provided by these articles of association.

If the proposal is approved, article 34 of the articles of association will read as follows:

The board of directors is allowed to adjourn any ordinary or other shareholders meeting in the course of such meeting. The decision of the board of directors must not be motivated.

The decision to adjourn a meeting cancels all decisions taken and the shareholders are reconvened within five weeks with the same agenda.

Formalities and proxies accomplished or delivered to the company in compliance with articles 31 and 32 for the purpose of the first meeting will not be valid for the second meeting. The board of directors will set a new record date for the second meeting for the purpose of article 31. The shareholders whose shares are registered in their name on this new record date will be entitled to attend the second meeting and to vote these shares upon satisfaction of the attendance formalities for the second meeting referred to in article 31.

ARTICLE THIRTY-SIX – VOTES

Current version of article 36 of the articles of association: The meeting may not vote on items that were not mentioned on the	If the proposal is approved, article 36 of the articles of association will read as follows: The meeting may not vote on items that were not mentioned on the

agenda.	agenda.

Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.

With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.

Votes are expressed by raising hands, by calling names or through electronic devices, unless otherwise decided by the shareholders meeting.

Any shareholder may vote in writing at any shareholders meeting, by using a form to be provided by the company mentioning (i) the name and address or registered seat of the shareholder, (ii) the number of shares which the shareholder will vote, and (iii) the indication, for each point on the agenda, of the vote of the shareholder. Shares shall be taken into account for the vote and the computation of the quorum only if the form is received by the company at least four business days prior to the meeting. Any shareholder who votes in writing must comply with the deposit obligations referred to in article 31.

An attendance list, that indicates the name of each shareholder and the number of securities it owns, is signed by each shareholder or its proxy holder before the meeting starts.

Unless otherwise provided by legal provisions in force, decisions are adopted by a majority vote, irrespective of the number of securities present or represented at the meeting.

With respect to the appointment of directors or auditors, if no candidate is elected by a majority vote, a second ballot is organized between the two candidates who obtained the highest number of votes. In case of a tie in the second ballot, the eldest candidate is elected.

Votes are expressed by raising hands, by calling names or through electronic devices, unless otherwise decided by the shareholders meeting.

If permitted by the convening notice, the shareholders who have complied with the attendance formalities referred to in article 31 can participate in the shareholders meeting by electronic means upon satisfaction of the conditions and formalities set out in the convening notice. This notice will provide indications as to the means used by the company to identify the shareholders participating by electronic means and whether they can take part to the deliberations of the shareholders meeting and/or ask questions.

The shareholders who have complied with the attendance formalities referred to in article 31 can vote remotely at any shareholders meeting by completing a form provided by the company, either by correspondence or, if permitted by the convening notice, by electronic means. Shares will be taken into account for the vote and the computation of the quorum only if the form provided by the company has been duly completed and returned to it no later than six days before the date of the meeting. Where the convening notice permits shareholders to vote remotely by electronic means, this notice will provide indications as to the means used by the company to identify the shareholders voting remotely.

An attendance list, which indicates the name of each shareholder and the number of shares registered for voting, is signed by each shareholder or its proxy holder before the meeting starts.

ARTICLE THIRTY-EIGHT – INVENTORY AND ANNUAL ACCOUNTS

Current version of article 38 of the articles of association:

ARTICLE THIRTY-EIGHT – INVENTORY AND

ANNUAL ACCOUNTS

The accounting year of the company begins on the first day of January and ends on the thirty-first day of December.

On the thirty-first day of December of each year, the directors prepare the annual accounts, an inventory and a management report in compliance with the legal provisions in force.

Shareholders may review the following documents at the registered offices fifteen days prior to the ordinary shareholders meeting :

1.      the annual accounts;

2.      the list of government funds, shares, bonds, and other securities included in the portfolio;

3.      the list of shareholders who have not paid up their shares, with the number of shares they own and their address;

4.      the management report and the auditors report.

The annual accounts and the management and auditors reports are addressed to registered shareholders with the notice.

Fifteen days before the meeting, all shareholders are entitled to obtain a copy of the documents mentioned above free of charge upon production of their security.

If the proposal is approved, article 38 of the articles of association will read as follows:

ARTICLE THIRTY-EIGHT – ACCOUNTING YEAR

The accounting year of the company begins on the first day of January and ends on the thirty-first day of December.

ARTICLE THIRTY-NINE – VOTE ON ANNUAL ACCOUNTS

Current version of article 39 of the articles of association:

The ordinary shareholders meeting hears the management report and auditors report and discusses the annual accounts.

Directors answer the questions asked by shareholders with respect to their report or other items on the agenda.

Auditors answer the questions asked by shareholders with respect to their report.

The ordinary shareholders meeting votes on the adoption of the annual accounts.

After adoption of the annual accounts, the meetings votes separately on the discharge of liability of directors and auditors.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the company’s genuine situation and, with respect to actions taken in breach of the articles of association, only if they have been especially indicated in the notice.

The management report, auditors report, annual accounts and all documents provided for in legal provisions in force are deposited by the board of directors at the National Bank of Belgium thirty days after they have been approved by the shareholders meeting.

If the proposal is approved, article 39 of the articles of association will read as follows:

The ordinary shareholders meeting hears the management report and auditors report and discusses the annual accounts.

Directors and auditors answer the questions asked by shareholders, in compliance with legal provisions in force.

The ordinary shareholders meeting votes on the adoption of the annual accounts.

After adoption of the annual accounts, the meetings votes separately on the discharge of liability of directors and auditors.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the company’s genuine situation and, with respect to actions taken in breach of the articles of association, only if they have been especially indicated in the notice.

The management report, auditors report, annual accounts and all documents provided for in legal provisions in force are deposited by the board of directors at the National Bank of Belgium thirty days after they have been approved by the shareholders meeting.

ARTICLE FORTY-SEVEN – DISCLOSURE OF SIGNIFICANT SHAREHOLDINGS

Current version of article 47 of the articles of association:

The fourth and fifth paragraphs of article 12 of these articles, as they have been adopted by the shareholders meeting of May 22, 2008 will only apply beginning September 1, 2008, the date of the entering into force of the Law of May 2, 2007 on the disclosure of significant shareholdings. Until such date, any disclosure statements made pursuant to the first, second and third paragraphs of article 12 must be addressed to the Banking and Finance Commission and to the board of directors of the company at the latest on the second business day after the occurrence of the event giving rise to the notification or, in case of securities acquired by succession, within 30 days after such succession has been accepted, in accordance with the Law of 2 March 1989 on the disclosure of significant shareholding.

If the proposal is approved, article 47 of the articles of association will be deleted.

PROVISIONAL MEASURE

Current version of the provisional measure of the articles of association:

Securities qualifying as “parts sociales” at the time of issuance by the company must from now on be characterized as “actions”. The corporate rights attached thereto will not be modified.

If the proposal is approved, the provisional measure of the articles of association will read as follows:

The amendments to articles 9, 19, 33, 38, 39 and 47 and to the provisional measure of these articles of association, as approved by the extraordinary shareholders meeting held on May 26, 2011, enter into force as of that date. The amendments to articles 29, 30, 31, 32, 34 and 36 of these articles of association, as approved by such extraordinary shareholders meeting, will enter into force on the ultimate date by which the articles of association of the Company must be amended pursuant to the Belgian law implementing Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies, as such date will be set by such law.